UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D/A	OMB APPROVAL
OMB Number: 3235-0145
Expires: December 31, 2005
Estimated average burden hours per response 11

Under the Securities Exchange Act of 1934

(Amendment No. 3)*
The McClatchy Company
(Name of Issuer)
Class A Common Stock
(Title of Class of Securities)
579489-10-5
(CUSIP Number)
Karole Morgan-Prager, Esq. Vice President and Corporate Secretary The McClatchy Company 2100 Q Street Sacramento, CA 95816 (916) 321-1000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
February 19, 2004
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 579489-10-5
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Brown McClatchy Maloney
2. Check the Appropriate Box if a Member of a Group* (a) (b)
3. SEC Use Only
4. Source of Funds (See Instructions) Not applicable
5. Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 3,540,740
8. Shared Voting Power 1,650,000
9. Sole Dispositive Power 3,540,740
10. Shared Dispositive Power 1,650,000
11. Aggregate Amount Beneficially Owned by Each Reporting Person 5,190,740
12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13. Percent of Class Represented by Amount in Row (11) 20.6%
14. Type of Reporting Person (See Instructions)
IN

Brown McClatchy Maloney hereby amends his statement on Schedule 13D, as originally filed with the Securities and Exchange Commission (the "Commission") on August 27, 1998, and as amended, relating to the Class A Common Stock par value $0.01 per share (the "Class A Common Stock"), of The McClatchy Company, a Delaware corporation.

Item 1. Security and Issuer

No amendment.

Item 2. Identity and Background

No amendment.

Item 3. Source and Amount of Funds or Other Consideration

See Item 4.

Item 4. Purpose of Transaction

As reported in the initial statement on Schedule 13D, on June 18, 1998, Brown McClatchy Maloney became one of two co-trustees of the Betty Lou Maloney Trust dated September 7, 1993 (the "Trust") established for the benefit of Brown McClatchy Maloney and Molly Maloney Evangelisti. Brown McClatchy Maloney and Molly Maloney Evangelisti became co-trustees by reason of death of Betty Lou Maloney on June 18, 1998.

During the period from May 16, 2002, through February 19, 2004, Brown McClatchy Maloney sold an aggregate of 61,600 shares of Class A Common Stock of The McClatchy Company. As a result, the aggregate number of shares of Class A Common Stock of The McClatchy Company beneficially owned by Brown McClatchy Maloney decreased by 61,600 shares.

Item 5. Interest in Securities of the Issuer

    The aggregate number of shares of Common Stock of The McClatchy Company beneficially owned by Brown McClatchy Maloney is 5,190,740 which includes 6,300 shares of Class A Common Stock and 5,184,440 shares of Class B Common Stock. The percentage of the Class A Common Stock beneficially owned by Brown McClatchy Maloney is approximately 20.6% based on a total of 19,989,944 shares of Class A Common Stock issued and outstanding as of March 22, 2004, as contained in the most recently available filing with the Securities and Exchange Commission by The McClatchy Company. As of March 22, 2004, a total of 26,339,147 shares of Class B Common Stock were issued and outstanding. With respect to any of the foregoing shares held in a trust or held by Mr. Maloney's children who are minors, Mr. Maloney disclaims beneficial ownership of such shares except to the extent of his pecuniary interest.
    The number of shares of Common Stock as to which Brown McClatchy Maloney has:
      Sole power to vote or direct the vote: 3,540,740;
      Shared power to vote or direct the vote: 1,650,000;
      Sole power to dispose or direct the disposition of: 3,540,740;
      Shared power to dispose or direct the disposition of: 1,650,000.
      Mr. Maloney sold 61,600 shares of Class A Common Stock of The McClatchy Company on the open market on the respective dates, in the respective amounts and at the respective prices listed as follows: (i) May 16, 2002, 100 shares at $61.60 per share; 100 shares at $61.52 per share; 3,000 shares at $61.50 per share; 2,900 shares at $61.30 per share; 100 shares at $61.48 per share; 100 shares at $61.35 per share; 2,700 shares at $61.25 per share; 100 shares at $61.32 per share; and 900 shares at $61.31 per share; (ii) May 17, 2002, 4,000 shares at $61.25 per share; 2,000 shares at $61.35 per share; 1,000 shares at $61.30 per share; 1,000 shares at $61.40 per share; 1,000 shares at $61.48 per share; and 1,000 shares at $61.70 per share; (iii) May 20, 2002, 3,000 shares at $61.70 per share; and 1,000 shares at $61.62 per share; (iv) May 31, 2002, 1,400 shares at $62.01 per share; 600 shares at $62.00 per share; 1,000 shares at $62.15 per share; 1,100 shares at $62.31 per share; 1,000 shares at $62.30 per share; 200 shares at $62.05 per share; 1,800 shares at $62.02 per share; 1,600 shares at $62.20 per share; 300 shares at $62.35 per share; and 1,000 shares at $62.14 per share; (v) May 29, 2003, 1,000 shares at $60.36 per share; 1,000 shares at $60.31 per share; 2,000 shares at $60.30 per share; and 1,000 shares at $60.20 per share; (vi) May 30, 2003, 100 shares at $60.55 per share; (vii) October 28, 2003, 300 shares at $65.46 per share; 1,700 at $65.49 per share; 1,000 shares at $65.80 per share; 500 shares at $65.60 per share; 400 shares at $65.45 per share; 200 shares at $65.32 per share; 1,000 shares at $65.30 per share; 100 shares at $65.34 per share; 800 shares at $65.20 per share; and 1,000 shares at $65.25 per share; (viii) November 3, 2003, 1,000 shares at $65.25 per share; 1,000 shares at $65.30 per share; and 1,000 shares at $65.38 per share; (ix) November 7, 2003, 1,000 shares at $66.30 per share; 1,000 shares at $66.00 per share; 300 shares at $66.12 per share; 1,000 shares at $66.05 per share; 700 shares at $66.13 per share; 1,000 shares at $66.15 per share; and 1,000 shares at $66.29 per share; and (x) February 19, 2004, 900 shares at $70.92 per share; 2,300 shares at $70.94 per share; 1,800 shares at $70.90 per share; and 1,600 shares at $70.95 per share.
      None.
      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The holders of shares of Class B Common Stock are parties to an agreement, the intent of which is to preserve control of the company by the McClatchy family. Under the terms of the agreement, the Class B shareholders have agreed to restrict the transfer of any shares of Class B Common Stock to one or more "Permitted Transferees," subject to certain exceptions. A "Permitted Transferee" is any current holder of shares of Class B Common Stock of McClatchy; any lineal descendant of Charles K. McClatchy; or a trust for the exclusive benefit of, or in which all of the remainder beneficial interests are owned by, one or more of lineal descendants of Charles K. McClatchy.

In the event that a Class B shareholder attempts to transfer any shares of Class B Common Stock in violation of the agreement, or upon the happening of certain other events enumerated in the agreement as "Option Events," each of the remaining Class B shareholders has an option to purchase a percentage of the total number of shares of Class B Common Stock proposed to be transferred equal to such remaining Class B shareholder's ownership percentage of the total number of outstanding shares of Class B Common Stock. If all the shares proposed to be transferred are not purchased by the remaining Class B shareholders, McClatchy has the option of purchasing the remaining shares. In general, any shares not purchased under this procedure will be converted into shares of Class A Common Stock and then transferred freely (unless, following conversion, the outstanding shares of Class B Common Stock would constitute less than 25% of the total number of all outstanding shares of common stock of McClatchy). The agreement can be terminated by the vote of the holders of 80% of the outstanding shares of Class B Common Stock who are subject to the agreement. The agreement will terminate on September 17, 2047, unless terminated earlier in accordance with its terms.

In accordance with The McClatchy Company's Amended and Restated Certificate of Incorporation, Class A shareholders have the right, voting as a separate class, to elect that number of directors constituting 25% (or the nearest larger whole number) of the total number of members of the board of directors and to remove any director elected by the Class A shareholders. On all matters other than the election and removal of directors, each share of Class A Common Stock entitles the holder to one-tenth (1/10) of a vote. Class B shareholders have the right, voting as a separate class, to elect that number of directors not elected by the Class A shareholders and to remove any director elected by the Class B shareholders. On all matters other than the election and removal of directors, each share of Class B Common Stock entitles the holder to one vote.

Except as may be contemplated by the Stockholders' Agreement dated as of September 17, 1987, described above, a copy of which has been made publicly available as Exhibit 10.12 to Amendment No. 1 to the Registration Statement on Form S-1 filed by McClatchy Newspapers, Inc. on January 26, 1988 (Registration No. 3-17270), and except for the contracts, arrangements, understandings and relationships described elsewhere in this Statement, James B. McClatchy is not a party to any contracts, arrangements, understandings or relationships with respect to any securities of The McClatchy Company, including, but not limited to, the transfer or voting of any of the securities of The McClatchy Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 7, 2004 /s/ Brown McClatchy Maloney

Brown McClatchy Maloney